EXHIBIT 12.1
JOHNSON CONTROLS, INC.
RATIO OF EARNINGS TO FIXED CHARGES
          The following table shows our ratio of earnings to fixed charges for each of our last five fiscal years:

	Year Ended September 30,
(Dollars in millions)	2004	2005	2006	2007	2008

Income from continuing operations	$766.8	$757.2	$1,032.6	$1,294.6	$979.2
Provision for income taxes	251.4	205.1	63.1	299.7	320.6
Minority interests in net earnings of subsidiaries	51.6	41.1	42.0	12.5	24.4
Income from equity affiliates	(96.4)	(71.8)	(112.0)	(89.4)	(115.8)
Distributed income of equity affiliates	77.8	25.3	96.8	88.8	101.1
Amortization of previously capitalized interest	8.1	7.5	8.5	9.5	9.3
Fixed charges less capitalized interest	189.7	203.0	348.4	378.5	409.3

Earnings	$1,249.0	$1,167.4	$1,479.4	$1,994.2	$1,728.1

Fixed charges:
Interest incurred and amortization of debt expense	$127.4	$133.5	$268.3	$284.4	$290.8
Estimated portion of rent expense	78.3	80.7	96.0	112.1	133.1
Fixed charges	205.7	214.2	364.3	396.5	423.9
Less: Interest capitalized during the period	(16.0)	(11.2)	(15.9)	(18.0)	(14.6)

Fixed charges less capitalized interest	$189.7	$203.0	$348.4	$378.5	$409.3

Ratio of earnings to fixed charges	6.1	5.5	4.1	5.0	4.1

     For the purposes of computing this ratio, “earnings” consist of income from continuing operations before income taxes, minority interest in earnings or losses of consolidated subsidiaries and income from equity affiliates plus (a) amortization of previously capitalized interest, (b) distributed income from equity affiliates and (c) fixed charges, minus interest capitalized during the period. “Fixed charges” consist of (i) interest incurred and amortization of debt expense plus (ii) the portion of rent expense representative of the interest factor.